Mailstop 4561

May 19, 2008

Mr. Stephen Lange Ranzini
Chief Executive Officer
University Bancorp, Inc.
2015 Washtenaw
Ann Arbor, Michigan 48104

> **Re: University Bancorp, Inc.**
> **Form 10-KSB**
> **Filed April 16, 2007**
> **Forms 10-QSB**
> **Filed May 17, 2007, August 14, 2007 and**
> **November 14, 2007**
> **File No. 000-16023**

Dear Mr. Ranzini:

We issued comments to you on the above captioned filings on January 15, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 3, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 3, 2008, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Benjamin Phippen, Senior accountant, at (202) 551-3697 or Chris Harley, Staff Accountant, at (202) 551-3695 if you have questions.

Sincerely,

Hugh West
Branch Chief
Office of Financial Services